Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2019 (ended 30 September 2019). The comparative statistics of the Group for the third quarter of 2018 (ended 30 September 2018) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the third quarter of 2019 (ended 30 September 2019). The comparative statistics of the Group for the third quarter of 2018 (ended 30 September 2018) are also disclosed in this announcement.

The Company achieved a total net production of 124.8 million barrels of oil equivalent (“BOE”) for the third quarter of 2019, representing an increase of 9.7% year over year (“YoY”). Production from offshore China increased 8.9% YoY to 80.2 million BOE, mainly attributable to production growth from the commencement of new projects. Overseas production increased 11.2% YoY to 44.6 million BOE, mainly due to the contribution from the new projects of Egina and Appomattox.

For the third quarter of 2019, the Company made three new discoveries and drilled 19 successful appraisal wells. In offshore China, Kenli 6-1 in Bohai was successfully appraised and is expected to be a mid-sized oil and gas structure. In Guyana, the new discovery of Tripletail was made in the Stabroek block, which is the fourteenth oil discovery achieved in the block and will support the future development of the Turbot area.

On development and production, three out of six new projects planned for this year have commenced production. Bozhong 34-9 oil field, Caofeidian 11-1/11-6 comprehensive adjustment project and Wenchang 13-2 comprehensive adjustment project are undergoing offshore commissioning.

The unaudited oil and gas sales revenue of the Company reached approximately RMB48.34 billion for the third quarter of 2019, representing an increase of 0.8% YoY, mainly due to the increase in production offset the decrease in realized prices. During this quarter, the Company’s average realized oil price decreased 14.9% YoY to US$60.89 per barrel, which is in line with the international oil prices. The Company’s average realized gas price decreased 8.8% YoY to US$5.70 per thousand cubic feet, mainly due to the increased proportion of gas production with lower realized gas price.

For the third quarter of 2019, the Company's capital expenditure increased 27.9% YoY to approximately RMB19.53 billion, mainly due to the significant increase in workload.

Third Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2019						2018
	Q3			YTD			Q3			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	39.4	15.1	41.9	116.7	43.1	123.8	39.1	14.3	41.5	117.7	44.5	125.1
Western South China Sea	10.1	33.2	15.5	28.8	84.7	43.0	9.3	24.1	13.4	29.2	70.8	41.2
Eastern South China Sea	15.6	34.5	21.4	47.9	104.0	65.2	12.5	30.6	17.6	41.8	89.3	56.6
East China Sea	0.4	4.2	1.1	1.2	13.2	3.4	0.3	4.8	1.1	1.1	15.0	3.6
Subtotal*	65.5	87.0	80.2	194.5	245.0	236.3	61.3	73.7	73.7	189.7	219.6	226.6
Overseas
Asia (excluding China)	3.0	14.0	5.5	9.8	39.4	16.7	4.4	14.8	7.0	16.4	43.7	24.3
Oceania	0.4	10.5	2.5	1.0	25.7	6.0	0.4	11.3	2.6	1.1	28.5	6.7
Africa	11.0	-	11.0	32.1	-	32.1	6.0	-	6.0	17.9	-	17.9
North America (excluding Canada)	5.9	15.3	8.5	16.4	39.3	22.9	4.9	11.5	6.9	14.2	34.7	19.9
Canada	6.4	0.1	6.5	19.1	1.4	19.3	5.5	3.3	6.1	16.8	9.8	18.5
South America	2.9	15.1	5.6	8.7	43.6	16.3	2.6	16.0	5.4	7.7	46.8	15.8
Europe	5.1	0.5	5.2	17.7	2.6	18.1	6.0	1.2	6.1	21.3	5.1	22.1
Subtotal	34.8	55.5	44.6	104.8	152.0	131.5	29.9	58.0	40.1	95.5	168.6	125.3
Total**	100.3	142.5	124.8	299.3	397.0	367.8	91.1	131.7	113.8	285.2	388.3	351.9

* Including other production from onshore China, which is approximately 0.37 mmboe in Q3 2019 and 0.03 mmboe in Q3 2018.

** Including our interest in equity method investees, which is approximately 5.3 mmboe in Q3 2019 and 5.4 mmboe in Q3 2018.

Third Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)

	RMB (million)				US$ (million)
	2019		2018		2019		2018
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Crude and liquids	43,214	127,498	43,057	124,137	6,189	18,637	6,335	19,043
Natural gas	5,122	15,121	4,876	14,105	734	2,210	717	2,164
Marketing revenue, net	308	1,373	572	1,410	44	201	84	216
Others	1,482	4,006	1,318	4,120	212	586	194	632

Total	50,126	147,998	49,823	143,772	7,179	21,634	7,330	22,055
Capital Expenditures*
Exploration	5,498	14,089	2,669	6,812	787	2,060	393	1,045
Development	10,384	28,487	9,580	21,945	1,487	4,164	1,410	3,366
Production	3,551	9,953	2,938	7,342	509	1,455	432	1,126
Others	94	671	83	151	14	98	12	24

Total	19,527	53,200	15,270	36,250	2,797	7,777	2,247	5,561

* Capitalized interests were not included. Capitalized interests for Q3 2019 were RMB 714 million.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.9819 has been used for the third quarter of 2019, and an exchange rate of US$1 = RMB6.7964 has been used for the third quarter of 2018, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 24 October 2019

As at the date of this announcement, the Board comprises:

Executive Directors Xu Keqiang Non-executive Directors Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong